Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No.     )*

NeoPhotonics Corporation

(Name of Issuer)

Common Stock, $0.0025 par value

(Title of Class of Securities)

64051T100

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 64051T100	13G	Page 2 of 28 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,567,305* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,567,305* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,305* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.33%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 64051T100	13G	Page 3 of 28 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VII Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,567,305* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,567,305* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,305* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.33%
12.	Type of Reporting Person (see Instructions) PN

*	All of these shares are held directly by Draper Fisher Jurvetson Fund VII, L.P.

CUSIP NUMBER 64051T100	13G	Page 4 of 28 Pages

1.	Names of Reporting Persons DFJ Fund VII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,567,305* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,567,305* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,567,305* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.33%
12.	Type of Reporting Person (see Instructions) OO

*	All of these shares are held directly by Draper Fisher Jurvetson Fund VII, L.P.

CUSIP NUMBER 64051T100	13G	Page 5 of 28 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 42,322 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 42,322 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,322 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.17%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 64051T100	13G	Page 6 of 28 Pages

1.	Names of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 42,322 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 42,322 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,322 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.17%
12.	Type of Reporting Person (see Instructions) CO

*	All of these shares are owned by Draper Associates, L.P

CUSIP NUMBER 64051T100	13G	Page 7 of 28 Pages

1.	Names of Reporting Persons Draper Fisher Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,063 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,063 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.02%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 64051T100	13G	Page 8 of 28 Pages

1.	Names of Reporting Persons Draper GC Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 160
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 160
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 160
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) *%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	Less than 1%

CUSIP NUMBER 64051T100	13G	Page 9 of 28 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners VII, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,847 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,847 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,847 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.09%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 64051T100	13G	Page 10 of 28 Pages

1.	Names of Reporting Persons Draper Fisher Associates III Annex Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 56,796 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 56,796 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,796 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.23%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 64051T100	13G	Page 11 of 28 Pages

1.	Names of Reporting Persons Draper Fisher Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 56,796 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 56,796 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,796 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.23%
12.	Type of Reporting Person (see Instructions) PN

*	These shares are held directly by Draper Fisher Associates III Annex Fund, L.P.

CUSIP NUMBER 64051T100	13G	Page 12 of 28 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 43,927* (See Items 2 and 4)
	6.	Shared Voting Power 1,652,011** (See Items 2 and 4)
	7.	Sole Dispositive Power 43,927* (See Items 2 and 4)
	8.	Shared Dispositive Power 1,652,011** (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,695,938** (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.85%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 160 shares are directly held by Draper GC Partners, LLC (“GC Partners”), 42,322 shares are directly held by Draper Associates, L.P. and 1,445 shares are held by Mr. Draper individually. Mr. Draper is the managing member of GC Partners and has sole investment and voting power. Mr. Draper is the President of Draper Associates, Inc., the general partner of Draper Associates L.P. and has sole investment and voting power.
**	Of these shares, 1,567,305 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P., 22,847 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC, 5,063 shares are directly held by Draper Fisher Partners, LLC, and 56,796 shares are directly held by Draper Fisher Associates III Annex Fund, L.P.

CUSIP NUMBER 64051T100	13G	Page 13 of 28 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,652,011* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,652,011* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,652,011* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.67%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 1,567,305 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P., 22,847 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC, 5,063 shares are directly held by Draper Fisher Partners, LLC, and 56,796 shares are directly held by Draper Fisher Associates III Annex Fund, L.P.

CUSIP NUMBER 64051T100	13G	Page 14 of 28 Pages

1.	Names of Reporting Persons Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 14,484
	6.	Shared Voting Power 1,646,948* (See Items 2 and 4)
	7.	Sole Dispositive Power 14,484
	8.	Shared Dispositive Power 1,646,948** (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,661,432* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.71%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 1,567,305 shares are directly held by Draper Fisher Jurvetson Fund VII, L.P., 22,847 shares are directly held by Draper Fisher Jurvetson Partners VII, LLC, and 56,796 shares are directly held by Draper Fisher Associates III Annex Fund, L.P.

CUSIP NUMBER 64051T100	13G	Page 15 of 28 Pages

Item 1(a)	Name of Issuer: NeoPhotonics Corporation

Item 1(b)	Address of Issuer’s principal executive offices:

2911 Zanker Road
San Jose, CA 95134

Item 2.	This Schedule 13G is filed on behalf of (i) Draper Fisher Jurvetson Fund VII, L.P., a Cayman Islands exempted limited partnership, (ii) Draper Fisher Jurvetson Fund VII Partners, L.P., a Cayman Island exempted limited partnership, (iii) DFJ Fund VII, Ltd., a Cayman Islands limited liability company, (iv) Draper Associates, L.P., a California limited partnership, (v) Draper Associates, Inc., a California corporation, (vi) Draper Fisher Partners, LLC, a California limited liability company, (vii) Draper GC Partners, LLC, a California limited liability company, (viii) Draper Fisher Jurvetson Partners VII, LLC, a California limited liability company, (ix) Draper Fisher Associates III Annex Fund, L.P., a California limited partnership, (x) Draper Fisher Management Company, LLC, a California limited liability company, (xi) Timothy C. Draper, a United States citizen (“Draper”), (xii) John H. N. Fisher, a United States citizen (“Fisher”), (xiii) John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08, a trust formed under the laws of the State of California (“Fisher Trust”), and (xiv) Stephen T. Jurvetson, a United States citizen (“Jurvetson”).

Relationships

(1) Draper Fisher Jurvetson Fund VII, L.P. (“Fund VII”), is a Cayman Island exempted limited partnership. Messrs. Draper, Fisher and Jurvetson are the Managing Directors of the general partner of Fund VII. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Fund VII except to the extent of their pecuniary interest therein.

(2) Draper Fisher Jurvetson Fund VII Partners, L.P. (“Partners VII”) is the general partner of Fund VII. DFJ Fund VII, Ltd. is its general partner (“Fund VII Ltd.”). The managing members of Fund VII Ltd. are Messrs. Draper, Fisher and Jurvetson. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Partners VII except to the extent of their pecuniary interest therein.

(3) Draper Associates, L.P. (“Draper Associates, L.P.”). The investing and voting power of the shares held by Draper Associates, L.P. is controlled by its General Partner, Draper Associates, Inc., which is controlled by its President and majority shareholder, Timothy C. Draper. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates, L.P. except to the extent of his pecuniary interest therein.

(4) Draper Associates, Inc. (“Draper Associates”). Mr. Draper is the President of Draper Associates, which is the general partner of Draper Associates, L.P. Mr. Draper disclaims beneficial ownership of the shares held by Draper Associates except to the extent of his pecuniary interest therein.

CUSIP NUMBER 64051T100	13G	Page 16 of 28 Pages

(5) Draper Fisher Partners, LLC. Messrs. Draper and Fisher are managing members of Draper Fisher Partners, LLC, that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. Messrs. Draper and Fisher disclaim beneficial ownership of the shares held by Draper Fisher Partners, LLC except to the extent of their pecuniary interest therein.

(6) Draper GC Partners, LLC. Mr. Draper is the sole managing member of Draper GC Partners, LLC, that directly holds shares and as such, he may be deemed to have voting and investment power with respect to such shares. Mr. Draper disclaims beneficial ownership of the shares held by Draper GC Partners, LLC except to the extent of his pecuniary interest therein.

(7) Draper Fisher Jurvetson Partners VII, LLC (“Partners Fund LLC”) is a side-by-side fund of Fund VII. The managing members of Partners Fund LLC are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Partners Fund LLC securities are made automatically in conjunction with decisions by Fund VII. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Partners Fund LLC except to the extent of their pecuniary interest therein.

(8) Draper Fisher Associates III Annex Fund, L.P. (“Annex Fund”). Messrs. Draper, Fisher and Jurvetson are Managing Directors of the general partner entities of Draper Fisher Associates III Annex Fund, L.P., that directly holds shares and as such, they may be deemed to have voting and investment power with respect to such shares. Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held by Annex Fund except to the extent of their pecuniary interest therein.

Item 2(a)	Name of person filing:

Draper Fisher Jurvetson Fund VII, L.P.
Draper Fisher Jurvetson Fund VII Partners, L.P.
DFJ Fund VII, Ltd.
Draper Associates, L.P.
Draper Associates, Inc.
Draper Fisher Partners, LLC
Draper GC Partners, LLC
Draper Fisher Jurvetson Partners VII, LLC
Draper Fisher Associates III Annex Fund, L.P.
Draper Fisher Management Company, LLC
Timothy C. Draper
John H. N. Fisher
Stephen T. Jurvetson

Item 2(b)	Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

CUSIP NUMBER 64051T100	13G	Page 17 of 28 Pages

Item 2(c)	Citizenship:

Draper Fisher Jurvetson Fund VII, L.P.	Cayman Islands
Draper Fisher Jurvetson Fund VII Partners, L.P.	Cayman Islands
DFJ Fund VII, Ltd.	Cayman Islands
Draper Associates, L.P.	California
Draper Associates, Inc.	California
Draper Fisher Partners, LLC	California
Draper GC Partners, LLC	California
Draper Fisher Jurvetson Partners VII, LLC	California
Draper Fisher Associates III Annex Fund, L.P.	California
Draper Fisher Management Company, LLC	California
Timothy C. Draper	United States
John H. N. Fisher	United States
Stephen T. Jurvetson	United States

Item 2(d)	Title of class of securities: Common Stock, par value $0.0025 per share.

The Issuer registered its Common Stock on its S-1 Registration Statement filed with the SEC on April 15, 2010. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e)	CUSIP No.: 64051T100

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

CUSIP NUMBER 64051T100	13G	Page 18 of 28 Pages

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Fisher Jurvetson Fund VII, L.P.

A.	Amount Beneficially owned: 1,567,305

B.	Percent of Class: 6.33%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 1,567,305

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 1,567,305

Draper Fisher Jurvetson Fund VII Partners, L.P.

A.	Amount Beneficially owned: 1,567,305

B.	Percent of Class: 6.33%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 1,567,305

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 1,567,305

DFJ Fund VII, Ltd.

A.	Amount Beneficially owned: 1,567,305

B.	Percent of Class: 6.33%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 1,567,305

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 1,567,305

Draper Associates, L.P.

A.	Amount Beneficially owned: 42,322

B.	Percent of Class: 0.17%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 42,322

3. sole power to dispose or to direct the disposition of: 0

CUSIP NUMBER 64051T100	13G	Page 19 of 28 Pages

4. shared power to dispose or to direct the disposition of: 42,322

Draper Associates, Inc.

A.	Amount Beneficially owned: 42,322

B.	Percent of Class: 0.17%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 42,322

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 42,322

Draper Fisher Partners, LLC

A.	Amount Beneficially owned: 5,063

B.	Percent of Class: 0.02%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 5,063

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 5,063

Draper GC Partners, LLC

A.	Amount Beneficially owned: 160

B.	Percent of Class: *%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 160

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 160

Draper Fisher Jurvetson Partners VII, LLC

A.	Amount Beneficially owned: 22,847

B.	Percent of Class: 0.09%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 22,847

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 22,847

*	Less than 1%

CUSIP NUMBER 64051T100	13G	Page 20 of 28 Pages

Draper Fisher Associates III Annex Fund, L.P.

A.	Amount Beneficially owned: 56,796

B.	Percent of Class: 0.23%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 56,796

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 56,796

Draper Fisher Management Company, LLC

A.	Amount Beneficially owned: 56,796

B.	Percent of Class: 0.23%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 56,796

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 56,796

Timothy C. Draper

A.	Amount Beneficially owned: 1,695,938

B.	Percent of Class: 6.85%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 43,927

2. shared power to vote or to direct the vote: 1,652,011

3. sole power to dispose or to direct the disposition of: 43,927

4. shared power to dispose or to direct the disposition of: 1,652,011

John H. N. Fisher

A.	Amount Beneficially owned: 1,652,011

B.	Percent of Class: 6.67%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 0

2. shared power to vote or to direct the vote: 1,652,011

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 1,652,011

CUSIP NUMBER 64051T100	13G	Page 21 of 28 Pages

Stephen T. Jurvetson

A.	Amount Beneficially owned: 1,661,432

B.	Percent of Class: 6.71%

C.	Number of shares owned to which such person has:

1. sole power to vote or to direct the vote: 14,484

2. shared power to vote or to direct the vote: 1,646,948

3. sole power to dispose or to direct the disposition of: 0

4. shared power to dispose or to direct the disposition of: 1,646,948

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NUMBER 64051T100	13G	Page 22 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2012

Draper Fisher Jurvetson Fund VII, L.P. By: Draper Fisher Jurvetson Fund VII Partners, L.P. (General Partner) By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H.N. Fisher
Name: John H.N. Fisher
Title: Managing Member

Draper Associates, L.P.
By: Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: President

Draper Fisher Partners, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

CUSIP NUMBER 64051T100	13G	Page 23 of 28 Pages

Draper GC Partners, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Fisher Jurvetson Partners VII, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Fisher Associates III Annex Fund, L.P. By: Draper Fisher Management Company, LLC, its general partner

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

Draper Fisher Management Company, LLC

By:	/s/ Timothy C. Draper
Name:	Timothy C. Draper
Title:	Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

CUSIP NUMBER 64051T100	13G	Page 24 of 28 Pages

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

CUSIP NUMBER 64051T100	13G	Page 25 of 28 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith

CUSIP NUMBER 64051T100	13G	Page 26 of 28 Pages

Exhibit 99.1

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities and Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them.

Dated: February 1, 2012

Draper Fisher Jurvetson Fund VII, L.P. By: Draper Fisher Jurvetson Fund VII Partners, L.P. (General Partner) By: DFJ Fund VII, Ltd., its general partner

By:	/s/ John H.N. Fisher
Name: John H.N. Fisher
Title: Managing Member

Draper Associates, L.P. By: Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper Title: President

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: President

Draper Fisher Partners, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper Title: Managing Member

CUSIP NUMBER 64051T100	13G	Page 27 of 28 Pages

Draper GC Partners, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

Draper Fisher Jurvetson Partners VII, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

Draper Fisher Associates III Annex Fund, L.P. By: Draper Fisher Management Company, LLC, its general partner

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

Draper Fisher Management Company, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

CUSIP NUMBER 64051T100	13G	Page 28 of 28 Pages

/s/ John H. N. Fisher
John H. N. Fisher

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson